The Kroger Co.

1014 Vine Street

Cincinnati, OH 45202

April 6, 2006

Ms. Sarah Goldberg

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, DC 20549

RE:	Comments on Form 8-K Filed March 6, 2006, File No. 1-303

Dear Ms. Goldberg:

In reviewing our recent correspondence dated March 20, 2006 to you, we noticed that it contained several typographical errors. As a result, we are resubmitting the letter to you with the corrections shown marked against our original letter.

We are in receipt of your letter dated March 8, 2006. In accordance with your request, and as a follow up to our telephone conversation, we hereby respond as follows:

1.	As of January 29, 2005, we had a material weakness over the determination of deferred income tax balances related to a business combination. Specifically, controls over the processes and procedures in calculating deferred income tax liabilities related to a business combination were not effective to ensure that the deferred income tax liabilities and allocated goodwill were fairly stated in accordance with generally accepted accounting principles. This weakness resulted in a year-end audit adjustment affecting deferred income tax liabilities, goodwill and the goodwill impairment charge.

We also identified a significant deficiency as of January 29, 2005 related to the timeliness of deferred tax reconciliations. We instituted a remediation plan in 2005 to address this significant deficiency. The errors disclosed in our Form 8-K can be attributed to (1) the determination of deferred income taxes in purchase accounting (this control failure resulted in the audit adjustment last year ~~(~~and the material weakness reported in 2004) as well as the adjustments identified in 2005 for the Ralphs and Smith’s purchase accounting, and (2) the reconciliation of deferred income taxes that caused errors in beginning fiscal year 2002 shareowners’ equity. The deficiencies in (1) above led to errors in our 2003 and 2004 financial statements and resulted in an understatement of our goodwill impairment charges of $27 million in 2003 and of $4 million in 2004. The deficiencies in (2) above resulted in errors in the difference between our tax basis and book basis, primarily in depreciation of long-lived assets.

We concluded that the errors that resulted in the P&L corrections identified in 2005 for Ralphs and Smith’s (an increase in the goodwill impairment charge of

$27 million in 2003, and an increase in the goodwill impairment charge of $4 million in 2004) arose from the material weakness described in 2004.

The remaining corrections relate to the timely and accurate completion of reconciliations and relate to the years prior to 2002. The Company has concluded that, under SAB Topic 5-F, it should restate for errors related to deferred income tax reconciliations because the cumulative error correction is material to fourth quarter 2005. However, the errors resulting from the reconciliation control failure are not material to any year’s financial statements. Therefore, the income tax reconciliation deficiency that resulted in the restatement remained a significant deficiency as of year end ~~2005~~2004, but that deficiency subsequently has been remediated.

2.	The errors were primarily in the two areas described in our response to comment 1 above.

The business combination errors arose from incorrect amounts being recorded in purchase accounting related to deferred tax assets or liabilities. In some instances deferred tax assets or liabilities were not established for certain items that should have been established, and in other instances deferred tax assets or liabilities were established for items that were not differences ~~is~~in book and tax basis in purchase accounting.

The other errors primarily resulted in corrections in deferred tax balances for the differences in book basis and tax basis of long-lived assets, pursuant to SFAS 109, “Accounting for Income Taxes.”

We acknowledge that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• the company ~~many~~may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding our filing, please do not hesitate to contact me.

Very truly yours,

/s/ J. Michael Schlotman

J. Michael Schlotman

Senior Vice President and

    Chief Financial Officer